Free Writing Prospectus	Filed Pursuant to Rule 433(d)

Registration Statement No. 333-182490

TERM SHEET

Dated February 27, 2014

Issuer:	Japan Bank for International Cooperation (JBIC)

Security:	2.625% Guaranteed Bonds due December 15, 2020

Expected Ratings:	Moody’s: Aa3/stable outlook; S&P: AA-/negative outlook

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Principal Amount:	£425,000,000

Denomination:	£100,000 x £1,000

Pricing Date:	February 27, 2014

Settlement Date:	March 6, 2014

Maturity Date:	December 15, 2020

Coupon:	2.625% per annum annually (Actual/Actual (ICMA))

Interest Payment Dates:	December 15 of each year, subject to the Business Day Convention, commencing December 15, 2014 and ending December 15, 2020

Business Day:	Any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) The City of New York, London and Tokyo

Business Day Convention:	Following, unadjusted

If a date for payment of principal or interest falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest may be made on the next succeeding Business Day as if made on the date the payment was due and no interest will accrue in respect of such delay

Currency of Payments:	GBP

Redemption after the Occurrence of a Tax Event:	JBIC may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JBIC is required to pay, as described in the prospectus supplement

Price to Public:	99.683%, plus accrued interest, if any, from March 6, 2014

Underwriting Discount:	0.15%

Proceeds, before Expenses, to JBIC:	99.533%, plus accrued interest, if any, from March 6, 2014

Benchmark Gilts:	4.75% Gilt due March 7, 2020

Benchmark Yield:	2.000% per annum semi-annually

Spread:	66 bps

Yield:	2.660% per annum semi-annually

2.678% per annum annually

Joint Lead Managers:	HSBC Bank plc

Barclays Bank PLC

Nomura International plc

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (Global bond held at the common depositary)

Global Bond ISIN:	XS1041602399

Global Bond Common Code:	104160239

Use of Proceeds:	The net proceeds of the issue of the bonds will be used for the financing operations of JBIC

Governing Law:	New York

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

You can access JBIC’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended, at the following website:

http://www.sec.gov/Archives/edgar/data/1551322/000119312514068358/d653372d424b5.htm

Each purchaser of the bonds offered hereby will be deemed to have represented that it is a “Gross Recipient” as defined on page S-3 of the foregoing prospectus supplement.

JBIC has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JBIC has filed with the SEC for more complete information about JBIC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JBIC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Bank plc toll-free from the United States at 1-866-811-8049, Barclays Bank PLC toll-free from the United States at 1-888-603-5847 or Nomura International plc at 44-20-7103-5652.